UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GOGORO INC.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9491K 105

(CUSIP Number)

Gold Sino Assets Limited

Vistra Corporate Services Centre Ground Floor

NPF Building Beach Road, Apia, Samoa

+886-2-8161-9888 Ext. 5501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9491K 105

1	NAMES OF REPORTING PERSON Gold Sino Assets Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WEST SAMOA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,717,063(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,717,063(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,717,063(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.59%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Holders of ordinary shares are entitled to one vote for each share held as of the record date for the determination of the shareholders entitled to vote on such matters.
(2)	Percentage ownership is based on a total of 244,225,884 ordinary shares outstanding as of April 4, 2022 as determined based on the records of the Issuer.

CUSIP No. G9491K 105

1	NAMES OF REPORTING PERSON SAMUEL YIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TAIWAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,717,063(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,717,063(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,717,063(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.59%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Holders of ordinary shares are entitled to one vote for each share held as of the record date for the determination of the shareholders entitled to vote on such matters.
(2)	Percentage ownership is based on a total of 244,225,884 ordinary shares outstanding as of April 4, 2022 as determined based on the records of the Issuer.

Item 1. Security and Issuer.

This Schedule relates to ordinary shares, par value $0.0001 per share, (the “Ordinary Shares”) of Gogoro Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan District, Taipei City 105, Taiwan. The Issuer’s ordinary shares are listed on the Nasdaq Global Select Market under the symbol “GGR”.

Item 2. Identity and Background.

(a)	Gold Sino Assets Limited (the “Reporting Person”). Samuel Yin is the sole shareholder of Gold Sino Assets Limited and has voting and dispositive power over the shares held by Gold Sino Assets Limited.

(b)

The address for the principal business office of the Reporting Person is:

Vistra Corporate Services Centre Ground Floor

NPF Building Beach Road, Apia, Samoa

(c)

The principal business of the Reporting Person is as a holding company of its passive investment. It does not conduct any other businesses. The Reporting Person holds or owns various types of assets including shares of listed companies such as the Issuer and private equity.

(d)	Neither the Reporting Person nor Mr. Yin has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the Reporting Person nor Mr. Yin has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting Person – West Samoa; Mr. Yin – Taiwan

Item 3. Source and Amount of Funds or Other Consideration.

On June 3, 2011, the Reporting Person entered into a Share Subscription Agreement with the Issuer, pursuant to which it purchased 20,000,000 Series A preferred shares of the Issuer (“Series A Preferred Shares”) for $1.00 per share for an aggregate purchase price of $20,000,000.

On May 3, 2013, the Reporting Person entered into a Share Subscription Agreement with the Issuer to purchase an additional 20,000,000 Series A Preferred Share of the Issuer for $1.00 per share for an aggregate purchase price of $20,000,000.

On October 1, 2015, the Reporting Person entered into a Share Purchase Subscription Agreement (the “Series B Share Purchase Agreement”) pursuant to which it purchased 20,217,639 Series B preferred shares of the Issuer (“Series B Preferred Shares”) for $3.00 per share for an aggregate purchase price of $60,652,917. Pursuant to the Series B Share Subscription Agreement, each outstanding Series A Preferred Share of the Issuer was converted into ordinary shares of the Issuer on a 1:1 basis, resulting in the Reporting Person holding 40,000,000 ordinary shares of the Issuer.

On May 25, 2017, in connection with the Issuer’s Series C preferred share financing, all outstanding Series B Preferred Shares were converted into ordinary shares of the Issuer on a 1:1 basis, resulting in the Reporting Issuer receiving 20,217,639 ordinary shares of the Issuer, for an aggregate of 60,217,639 ordinary shares of Issuer.

On January 8, 2020, the Reporting Person transferred 11,300,000 ordinary shares of the Issuer to a non-wholly owned affiliate of a shareholder in the Issuer for $3.50 per share. Following the consummation of the transfer, the Reporting Person held 48,917,639 ordinary shares of the Issuer.

On September 16, 2021, Poema Global Holdings Corp., a Cayman Islands exempted company (“Poema Global”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Starship Merger Sub I Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of the Issuer (“Merger Sub”) and Starship Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of the Issuer (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub merged with and into Poema Global (the “First Merger”), with Poema Global surviving the First Merger as a wholly owned subsidiary of the Issuer, and (ii) Poema Global merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of the Issuer (the “Business Combination”). The respective time at which the First Merger and the Second Merger became effective is sometimes referred to as the “First Effective Time” and “Second Effective Time,” respectively. The closing of the Business Combination is herein is referred to as the “Closing.”

Pursuant to the Merger Agreement, immediately prior to the First Effective Time, among other transactions, each ordinary share of the Issuer that was issued and outstanding immediately prior to the First Effective Time was subdivided into such number of Ordinary Shares equal to the “Subdivision Factor” of 0.8752888353 (the “Recapitalization”), resulting in the Reporting Person receiving 42,817,063 Ordinary Shares at Closing.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a share subscription agreement with the Issuer pursuant to which the Reporting Person committed to subscribe for and purchase 9,900,000 Ordinary Shares at $10.00 per share for an aggregate purchase price of $99,000,000 (the “PIPE Investment”). Under the subscription agreement, the obligations of the parties to consummate the PIPE Investment were subject to the satisfaction or waiver of certain customary closing conditions of the respective parties. The PIPE Investment was consummated substantially concurrently with the closing of the Business Combination.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

On April 4, 2022 (the “Closing Date”), the Closing occurred and the Reporting Person became the beneficial owner of 52,717,063 Ordinary Shares.

The Issuer may issue up to 12,000,000 Ordinary Shares (the “Earnout Shares”) to persons, including the Reporting Person, who are shareholders of the Issuer immediately prior to the First Effective Time, but after the Recapitalization (the “Earnout Participants”). The period from and after the Closing Date until the sixth anniversary of the Closing Date is referred to herein as the “Earnout Period.” Subject to the terms and conditions contemplated by the Merger Agreement, one-third of the Earnout Shares are issuable if over any twenty trading days within any thirty trading day period during the Earnout Period the volume-weighted average price of the Ordinary Shares is greater than or equal to $15.00, $17.50 and $20.00, respectively, each of which is referred to herein as an “Earnout Event.” Any fractional shares will be rounded down to the nearest whole number and payment for such fraction will be made in cash in lieu of any such fractional share based on a value equal to the applicable target price. The Earnout Participants will receive Earnout Shares, if any, in accordance with its “Pro Rata Portion,” which is equal to a number of Ordinary Shares equal to the quotient obtained by dividing (i) the aggregate number of Ordinary Shares held by the Earnout Participants following the Recapitalization and immediately prior to the First Effective Time by (ii) the aggregate number of Ordinary Shares held by all Earnout Participants following the Recapitalization and immediately prior to the First Effective Time.

Except as set forth in this Item 4 of Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Person intends to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Ordinary Shares not held by the Reporting Person or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Person currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Ordinary Shares of the Issuer were effected by the Reporting Person during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholder Lock-Up Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Issuer, Poema Global and the Reporting Person entered into that certain lock-up agreement. Pursuant to such lock-up agreement, the Reporting Person agreed not to transfer the following securities during the applicable lock-up period, subject to customary exceptions:

(i)	any Ordinary Shares held by such shareholder immediately after the First Effective Time,

(ii)

any Ordinary Shares issuable upon the exercise of options or warrants to purchase Ordinary Shares held by such shareholder immediately after the First Effective Time (along with such options or warrants themselves),

(iii)

any Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for Ordinary Shares held by such shareholder immediately after the First Effective Time (along with such securities themselves) and

(iv)	any Earnout Shares to the extent issued pursuant to the Merger Agreement.

The applicable lock-up period for the Reporting Person will be (i) with respect to 50% of the Reporting Person’s Ordinary Shares, six months from and after the Closing Date, and (ii) with respect to 50% of the Reporting Person’s Ordinary Shares, 12 months from and after the Closing Date.

This summary is qualified by the actual terms of the lock-up agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Issuer, Poema Global, the Reporting Person and certain of the Issuer’s shareholders entered into that certain voting agreement. Pursuant to such voting agreement, the Reporting Person and each such Issuer’s shareholder agreed to:

(i)	attend any Issuer shareholder meeting to establish a quorum for the purpose of approving the Issuer’s transaction proposals;

(ii)

vote or cause to be voted (including by class vote and/or written consent, if applicable) the Reporting Person’s and each such shareholder’s outstanding securities (and/or any Issuer’s other securities acquired by such shareholder (collectively, the “Subject Shares”)) in favor of the Issuer’s transaction proposals, including the approval of the Merger Agreement and the transactions contemplated thereby; and

(iii)

vote all its Subject Shares against (A) any merger, business combination or other similar transaction other than the transactions (the “Transactions”) contemplated by the Merger Agreement and each agreement, document, instrument and/or certificate entered into in connection with the Merger Agreement or therewith and any and all exhibits and schedules thereto. (an “Alternative Transaction Proposal”) involving the Issuer and its subsidiaries, (B) allowing the Issuer to execute or enter into, any agreement related to any such Alternative Transaction Proposal, and (C) entering into any agreement, or agreement in principle requiring the Issuer to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder, which, in each of cases (A) and (C), would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Issuer of, prevent or nullify any provision of the Merger Agreement or any other agreement that govern the Transaction, the Mergers or any other Transaction or change in any manner the voting rights of any class of the Issuer’s share capital.

Pursuant to the voting agreement, the Reporting Person and each such shareholder of the Issuer also agreed not to Transfer any Subject Shares from the date of signing the voting agreement until the date of termination of the voting agreement, subject to customary exceptions. “Transfer” means (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b).

This summary is qualified by the actual terms of the voting agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Issuer, Poema Global Partners LLC, a Cayman Islands limited liability company, and certain shareholders of the Issuer, including the Reporting Person, entered into a registration rights agreement, that was effective as of the Closing. Pursuant to such registration rights agreement, the Issuer agree to file a registration statement as soon as practicable upon receipt of a request from certain shareholders of the Issuer to register the resale of certain registrable securities under the Securities Act of 1933, as amended from time to time (the “Securities Act”), subject to required notice provisions to other parties thereto. The Issuer also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The registration rights agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the registration rights agreement supersede any prior registration, qualification or similar rights of the parties with respect to their Issuer’s securities or Poema Global securities.

This summary is qualified by the actual terms of the registration rights agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Subscription Agreement

Concurrently with the execution of the Merger Agreement, Reporting Person entered into the subscription agreement pursuant to which the Reporting Person committed to subscribe for and purchase Ordinary Shares at $10.00 per share for an aggregate purchase price of $99,000,000. Under the subscription agreement, the obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) the absence of a legal prohibition on consummating the PIPE Investment, (ii) all conditions precedent under the Merger Agreement having been satisfied or waived, (iii) the accuracy of representations and warranties in all material respects and (iv) material compliance with covenants.

As of the date hereof, the issuance or sale of the Ordinary Shares in connection with the subscription agreement has not been registered under the Securities Act. The Issuer has agreed, within 30 calendar days of Closing to file with the Securities and Exchange Commission (“the SEC”) a registration statement registering the resale of such Ordinary Shares and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (1) 90 calendar days (or 120 calendar days if the SEC notifies the Issuer that it will “review” the registration statement) following the Closing and (ii) the tenth (10th) business day after the date of the Issuer is notified (in writing) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

This summary is qualified by the actual terms of the subscription agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Merger Agreement

Pursuant the Merger Agreement, the Issuer may issue the Earnout Shares to Earnout Participants immediately prior to the First Effective Time, but after the Recapitalization. Subject to the terms and conditions contemplated by the Merger Agreement, one-third of the Earnout Shares are issuable if over any twenty trading days within any thirty trading day period during the Earnout Period the volume-weighted average price of the Ordinary Shares is greater than or equal to $15.00, $17.50 and $20.00, respectively. Any fractional shares will be rounded down to the nearest whole number and payment for such fraction will be made in cash in lieu of any such fractional share based on a value equal to the applicable target price. The Earnout Participants will receive Earnout Shares, if any, in accordance with its “Pro Rata Portion,” which is equal to a number of Ordinary Shares equal to the quotient obtained by dividing (i) the aggregate number of Ordinary Shares held by the Earnout Participants following the Recapitalization and immediately prior to the First Effective Time by (ii) the aggregate number of Ordinary Shares held by all Earnout Participants following the Recapitalization and immediately prior to the First Effective Time.

This summary is qualified by the actual terms of the Merger Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Form of Company Shareholder Lock-Up Agreement. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on November 18, 2021.)

99.2	Form of Company Shareholder Voting Agreement. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on November 18, 2021.)

99.3	Form of Registration Rights Agreement. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on November 18, 2021.)

99.4	Form of Subscription Agreement. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on November 18, 2021.)

99.5	Agreement and Plan of Merger, dated as of September 16, 2021, by and among the Issuer, Poema Global, Merger Sub and Merger Sub II (included as Annex A to the proxy statement/prospectus). (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form F-4/A filed with the SEC on March 15, 2022.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2022

Gold Sino Assets Limited

By:	/s/ Yang Wen Chun
Name: Title:	Yang Wen Chun Director